THIS DOCUMENT IS A COPY OF AMENDMENT NO. 2 TO SCHEDULE 13G, FILED WITH
   RESPECT TO THERMO INSTRUMENT SYSTEMS INC. (CUSIP NO. 883559106) BY THERMO ELECTRON CORPORATION ON FEBRUARY 14, 1995.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

               (Pursuant to Rule 101(a)(2)(ii) of Regulation S-T,
                      this amendment restates the original
                        Schedule 13G to which it relates)

                                 Thermedics Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    883901100
                        --------------------------------
                                 (CUSIP Number)

   Check the following box if a fee is being paid with this statement [  ].
   (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

   CUSIP No. 883901100                   13G              Page 2 of 8 Pages

            1         NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Thermo Electron Corporation
                      IRS No. 04-2209186

            2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [   ]
                                                                   (b) [ x ]


            3         SEC USE ONLY




            4         CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

      NUMBER OF       SOLE VOTING POWER

        SHARES      5 16,866,262

     BENEFICIALLY     In addition 222,937, 62,380, 88,292 shares  are
                      beneficially owned by Thermo Instrument Systems Inc.,
        OWNED         Thermo Process Systems Inc. and Thermo Power
                      Corporation, respectively, which are 84%, 81% and 60%
       BY EACH        owned subsidiaries, respectively, of the Reporting
                      Person.
      REPORTING

     PERSON WITH    6 SHARED VOTING POWER

                      0

                    7 SOLE DISPOSITIVE POWER

                      16,866,262

                      In addition 222,937, 62,380, 88,292 shares  are
                      beneficially owned by Thermo Instrument Systems Inc., Thermo Process Systems Inc. and Thermo Power Corporation, respectively, which are 84%, 81% and 60% owned subsidiaries, respectively, of the Reporting Person.
PAGE

   CUSIP No. 883901100                   13G              Page 3 of 8 Pages

                    8 SHARED DISPOSITIVE POWER

                      0



            9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      16,866,262

                      In addition 222,937, 62,380, 88,292 shares  are
                      beneficially owned by Thermo Instrument Systems Inc., Thermo Process Systems Inc. and Thermo Power Corporation, respectively, which are 84%, 81% and 60% owned subsidiaries, respectively, of the Reporting Person.

           10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




           11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      50.6%

                      In addition, the shares beneficially owned by Thermo Instrument Systems Inc., Thermo Process Systems Inc. and Thermo Power Corporation represent .7%, .2%, and .3%, respectively, of the class.

           12         TYPE OF REPORTING PERSON*

                      CO
PAGE

   CUSIP No. 883901100                13G          Page 4 of 8 Pages


   Item 1:
   -------

        (a)  Name Of Issuer:

             Thermedics Inc., a Massachusetts corporation (the "Company").

        (b)  Address Of Issuer's Principal Executive Office:
             -----------------------------------------------

             The principal executive office of the Company is located at 470 Wildwood Street, Woburn, MA 01888.

   Item 2:
   -------

        (a)  Name Of Person Filing:
             ----------------------

             This statement is filed by Thermo Electron Corporation, a Delaware corporation.

        (b)  Address Of Principal Business Office:
             -------------------------------------

             The executive offices of Thermo Electron Corporation are located at 81 Wyman Street, Waltham, Massachusetts 02254.

        (c)  Citizenship:
             ------------

             Thermo Electron Corporation is a Delaware corporation.

        (d)  Title Of Class Of Securities:
             -----------------------------

             This statement relates to the Company's Common Stock, $.10 par value per share.

        (e)  CUSIP Number:
             -------------

             The CUSIP number for the Company's Common Stock is 883901100.

   Item 3:   If This Statement Is Filed Pursuant To Rule 13d-1(b), Or
   -------
             13d-2(b), Check Whether The Person Filing Is A:
             -----------------------------------------------

             Not applicable; filed pursuant to Rule 13d-1(c).
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





   CUSIP No. 883901100                13G          Page 5 of 8 Pages


   Item 4:   Ownership
   -------   ---------

        (a)  Amount Beneficially Owned:
             --------------------------

             16,886,262 shares (which includes 27,831 shares issuable upon conversion by Thermo Electron Corporation of a 6 1/2% Convertible Subordinated Debenture due 1998 of the Company). In addition, 222,937, 62,380, and 82,292 shares are beneficially owned by Thermo Instrument Systems Inc., Thermo Process Systems Inc. and Thermo Power Corporation, respectively, which are 84%, 81% and 60% owned subsidiaries, respectively, of the Reporting Person. All of such shares are issuable upon conversion by such subsidiaries of 6 1/2% Convertible Subordinated Debentures due 1998 of the Company.

        (b)  Percent of Class:
             -----------------

             50.6%

             In addition, the shares beneficially owned by Thermo Instrument Systems Inc., Thermo Process Systems Inc. and Thermo Power Corporation represent .7%, .2% and .3%, respectively, of the class.

        (c)  Number Of Shares As To Which Such Person Has:
             ---------------------------------------------

             (i)       sole power to vote or to direct the vote:

                       16,886,262 shares (which includes 27,831 shares issuable upon conversion by Thermo Electron Corporation of a 6 1/2% Convertible Subordinated Debenture due 1998 of the Company). In addition, 222,937, 62,380, and 82,292 shares are beneficially owned by Thermo Instrument Systems Inc., Thermo Process Systems Inc. and Thermo Power Corporation, respectively, which are 84%, 81% and 60% owned subsidiaries, respectively, of the Reporting Person. All of such shares are issuable upon conversion by such subsidiaries of 6 1/2% Convertible Subordinated Debentures due 1998 of the Company.

             (ii)      shared power to vote or to direct the vote:

                       None
PAGE

   CUSIP No. 883901100                13G          Page 6 of 8 Pages


             (iii)     sole power to dispose or to direct the disposition of:

                       16,886,262 shares (which includes 27,831 shares issuable upon conversion by Thermo Electron Corporation of a 6 1/2% Convertible Subordinated Debenture due 1998 of the Company). In addition, 222,937, 62,380, and 82,292 shares are beneficially owned by Thermo Instrument Systems Inc., Thermo Process Systems Inc. and Thermo Power Corporation, respectively, which are 84%, 81% and 60% owned subsidiaries, respectively, of the Reporting Person. All of such shares are issuable upon conversion by such subsidiaries of 6 1/2% Convertible Subordinated Debentures due 1998 of the Company.

             (iv) shared power to dispose or to direct the disposition of:

                       None

   Item 5:   Ownership Of Five Percent Or Less Of A Class:
   -------   ---------------------------------------------

             Not applicable

   Item 6:   Ownership Of More Than Five Percent On Behalf Of Another Person:
   -------   ----------------------------------------------------------------

             None

   Item 7:   Identification And Classification Of The Subsidiary Which
   -------
             Acquired The Security Being Reported On By The Parent Holding
             Company:
             --------

             See attached Exhibit

   Item 8:   Identification And Classification Of Members Of The Group:
   -------   ----------------------------------------------------------

             Not applicable

   Item 9:   Notice Of Dissolution Of Group:
   -------   -------------------------------

             Not applicable

   Item 10:  Certification:
   --------  --------------

             Not applicable
PAGE

   CUSIP No. 883901100                13G          Page 7 of 8 Pages


   Signature:
   ----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 14, 1995
   --------------------------------
   Date


   THERMO ELECTRON CORPORATION



   By /s/ Sandra L. Lambert
      -------------------------------
      Sandra L. Lambert, Secretary
PAGE

   CUSIP No. 883901100                13G          Page 8 of 8 Pages


   Exhibit to Item 7
   -----------------

        16,886,262 shares (which includes 27,831 shares issuable upon conversion by Thermo Electron Corporation of a 6 1/2% Convertible Subordinated Debenture due 1998 of the Company) of common stock of the Company reported in this statement as beneficially owned by Thermo Electron Corporation are owned indirectly through The Thermo Electron Companies Inc., a Wisconsin corporation and a wholly owned subsidiary of Thermo